September 9, 2016

Filed on EDGAR and copy sent via e-mail

Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 First Street, NE

Mail Stop 4720

Washington, DC 20549

Re:	Navient Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-36228

Dear Ms. Sullivan:

This letter is in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated August 26, 2016 to Navient Corporation (the “Company”). For ease of reference, the comments are printed below (with the comments provided in your letter highlighted in bold and italics) and are followed by the Company’s responses.

Comment:

Form 10-K for Fiscal Year Ended December 31, 2015

Critical Accounting Estimates, page 96

Premium and Discount Amortization, page 98

1.	We note your disclosure that the most judgmental estimate for premium and discount amortization on education loans is the constant prepayment rate (CPR). Your disclosure goes on to state that when you determine the CPR, you begin with historical prepayment rates due to consolidation activity, defaults, payoffs and term extensions. Please respond to the following:

•	Tell us why you include student loan defaults in your estimate of prepayments and explain how you believe that defaults meet the criteria in ASC 310-20-25-26 related to the ability to estimate future principal repayments.

Stephanie L. Sullivan

United States Securities and Exchange Commission

September 9, 2016

Response:

As you noted, when making our estimate of prepayment speeds, we begin with actual historic prepayment speeds. These historic prepayment speeds are affected by several key factors including payoffs, consolidation activity, defaults and term extensions. We include defaults as one of these factors inasmuch as a default alters the overall prepayment speed of a loan. One example of the effect of a default on the overall prepayment speed of a loan is a default on a FFELP loan where after the required period of non-payment on the loan, we submit a claim for payment through the government guarantee on the loan and ultimately receive a cash payment for approximately 97% to 98% of the outstanding loan amount.

We believe that assessing defaults as part of our calculation of prepayment speeds meets the criteria in ASC 310-20-25-26 related to the ability to estimate overall future principal prepayments. As stated in ASC 310-20-35-18, “The objective of the interest method is to arrive at periodic interest income (including recognition of fees and costs) at a constant effective yield on the net investment in the receivable.” Because all the activities listed in the above paragraph (i.e. payoffs, consolidation activity, defaults and term extensions) impacting the overall prepayment speed are probable and the timing and amount can be reasonably estimated, we consider estimates of all these activities to determine the expected pay down of the loan’s balance, as carried on our balance sheet, in the calculation of the constant effective yield necessary to apply the interest method. It is our position that this results in the most accurate forecast of the loans’ cash flows and as a result the most accurate interest rate method. Because we hold a large number of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated, we consider estimates of future principal prepayments in the calculation of the constant effective yield necessary to apply the interest method. We have up to 40 years of historical data related to voluntary payoffs, loan consolidations, defaults and term extensions (deferment, forbearance and other payment modification programs) that we utilize to arrive at our assumptions with regard to the overall prepayment speed.

Certain events may cause a loan’s balance, as carried on our balance sheet, to decline faster than contractually required. These would include voluntary payoffs, loan consolidation to a third-party, and defaults. Events which result in a loan’s balance declining slower than contractually required include deferment, forbearance and other payment modification programs (which may include extension of term or income based repayment programs). The inclusion of defaults in our prepayment assumption, as well as term extensions, has been consistently applied in our accounting policy. As of December 31, 2015 there is a net $556 million premium on our balance sheet related to education loans. If we did not include defaults as a part of our overall prepayment speed assumption the unamortized net premium balance would be higher as of December 31, 2015.

We interpret defaults as activity that alters the speed of amortization that may result in a loan’s balance, as carried on our balance sheet, being different than that which is contractually required over time. We believe this interpretation allows us to apply the interest method each period in a manner that calculates the most accurate constant effective yield on the net investment in our loan portfolios. When a borrower ceases making contractually required loan payments, the loan ages

Stephanie L. Sullivan

United States Securities and Exchange Commission

September 9, 2016

through a period of delinquency where contractual amortization does not occur, and then reaches a stage we refer to as “default” at which time the loan is removed from the balance sheet. The rate of amortization of associated premium or discount should consider these periods of non-payment and ultimately the loan’s removal from the balance sheet at the time of default in order to arrive at a constant effective yield in accordance with GAAP. If we did not consider the impact of defaults (which increases the speed at which the loan’s balance, as carried on our balance sheet, decreases) we do not believe we would properly be recognizing interest income under the interest method as it would not result in a constant effective yield being recognized. In addition, unique to FFELP loans, we receive a cash payment for approximately 97%-98% of the outstanding loan amount (through the government guarantee on the loan) after the loan defaults. As a result, a default for a FFELP loan is equivalent to a traditional cash payoff / prepayment in many ways.

We include defaults in our estimate of prepayments based on our assessment of the following relevant Accounting Standards Codification sections we consider as part of our accounting policy (emphasis added):

310-20-35-18 Net fees or costs that are required to be recognized as yield adjustments over the life of the related loan(s) shall be recognized by the interest method except as set forth in paragraphs 310-20-35-21 through 35-24. The objective of the interest method is to arrive at periodic interest income (including recognition of fees and costs) at a constant effective yield on the net investment in the receivable (that is, the principal amount of the receivable adjusted by unamortized fees or costs and purchase premium or discount). The difference between the periodic interest income so determined and the stated interest on the outstanding principal amount of the receivable is the amount of periodic amortization.

310-20-35-26 Except as stated in the following sentence, the calculation of the constant effective yield necessary to apply the interest method shall use the payment terms required by the loan contract, and prepayments of principal shall not be anticipated to shorten the loan term. If the entity holds a large number of similar loans for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated, the entity may consider estimates of future principal prepayments in the calculation of the constant effective yield necessary to apply the interest method. If the entity anticipates prepayments in applying the interest method and a difference arises between the prepayments anticipated and actual prepayments received, the entity shall recalculate the effective yield to reflect actual payments to date and anticipated future payments. The net investment in the loans shall be adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the loans. The investment in the loans shall be adjusted to the new balance with a corresponding charge or credit to interest income.

310-20-35-27 Loans grouped together shall have sufficiently similar characteristics that prepayment experience of the loans can be expected to be similar in a variety of interest rate environments. Loans that are grouped together for purposes of applying the preceding paragraph shall have sufficiently similar levels of net fees or costs so that, in the event that an individual loan is sold, recalculation of that loan’s carrying amount will be practicable.

Stephanie L. Sullivan

United States Securities and Exchange Commission

September 9, 2016

Comment:

•	Tell us, and revise future filings to disclose, the significant assumptions underlying the prepayment estimates in accordance with ASC 310-20-50-2.

Response:

In accordance with ASC 310-20-50-2, the significant assumptions underlying our prepayment estimates are described below.

1.	The potential impacts from loan consolidations, payoffs, defaults and term extensions (through deferment, forbearance or other payment modification programs).

2.	Changes in our business strategies, changes in our competitor’s business strategies, legislative changes, interest rate changes and changes to the current economic and credit environment.

3.	Which historical period to start with in arriving at our prepayment assumptions and whether that historical experience is representative of future expectations and whether additional adjustments may be needed to those historical periods.

In addition, in our Form 10-K, we provide additional detail on the more significant potential impacts related to:

1.	Loan consolidations and the related FFELP legislative change and private education loan consolidation market;

2.	Defaults and how they are estimated in a similar fashion as discussed in connection with the Allowance for Loan Losses; and

3.	Income based repayment plans and the related increase in usage and resulting impact on prepayment speeds.

We incorporate these factors consistently to the extent their impact can be reasonably estimated. This information is included in our disclosure on pages 98 and 99 of our 2015 Form 10-K (see highlighted sections on the attached Appendix A).

As a result, we believe we have met the disclosure requirement of ASC 310-20-50-2, which states:

“Entities that anticipate prepayments in applying the interest method shall disclose that policy and the significant assumptions underlying the prepayment estimates.”

Stephanie L. Sullivan

United States Securities and Exchange Commission

September 9, 2016

We do not believe ASC 310-20-50-2 requires quantitative disclosure of the specific individual impacts to the overall prepayment speed assumption of the above disclosed elements. Our conclusion is based on our reading of ASC 310-20-50-2 as well as our review of interpretations of this ASC. We are not aware of any interpretation indicating quantitative disclosure is required. However, when we do have a significant change to our prepayment speed assumption, we do disclose the specific element that is driving that change and why that element is impacting the prepayment speed assumption the way that it is. We have not had a significant change in our prepayment speed assumptions in any of the periods covered by our financial statements in our 2015 Form 10-K.

Comment:

•	Tell us the level at which you estimate the prepayment assumptions for your loans.

Response:

We group similar loans within our portfolio when we make our estimates of prepayment assumptions. As of December 31, 2015, we utilized three loan types: FFELP Stafford, FFELP Consolidation and Private Education Loans. Monthly purchases / originations are aggregated together to create monthly cohorts (per Loan Type). CPR curves are applied to the monthly cohorts to estimate prepayments.

As of December 31, 2015, the CPR assumptions for these respective loan types were:

Loan Type	FFELP Stafford Loans	FFELP Consolidation Loans	Private Education Loans
CPR	3.1%	2.8%	4.7%

The FFELP and Private Education Loan CPR assumptions are disclosed on page 58 and 62, respectively, of the 2015 Form 10-K (see highlighted sections on the attached Appendix B).

We believe the three loan types above meet the criteria of “similar loans” that must be met in order to use a prepayment assumption (per 310-20-35-30).

Comment:

•	Tell us the last time you updated your prepayment assumptions.

Response:

We last updated our prepayment assumptions in the quarter ended September 30, 2015.

Stephanie L. Sullivan

United States Securities and Exchange Commission

September 9, 2016

Our policies, procedures and internal control framework include a quarterly assessment of all critical accounting assumptions (i.e. – prepayment speeds, default rates, loss rates). Our Critical Accounting Assumptions Committee concludes each quarter, based on the updated analysis, whether an update to an assumption is warranted.

The following table details the CPR assumptions in effect as of the previous four year ends.

As of the year ended:	FFELP Stafford Loans	FFELP Consolidation Loans	Private Education Loan
12/31/15	3.1%	2.8%	4.7%
12/31/14	4.4%	2.6%	4.6%
12/31/13	4.4%	2.6%	4.2%
12/31/12	3.8%	2.6%	4.3%

Comment:

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity Analysis, page 107

2.	We note your disclosure showing the impact on annual earnings of a +300 and +100 basis point increase in interest rates. In regards to the impact as of December 31, 2014, we note that the effects of a +300 basis points shock relative to the +100 basis points shock do not correlate the same way they appear to during the 2015 periods disclosed. We also note that the explanation summarizing the effects of the shocks in 2015 appears to be the same disclosure included in the 2014 Form 10-K, and thus it is not clear why the 2015 results do not have the same effect from the shocks as they did as of December 31, 2014. Please advise, and revise your future filings as appropriate to discuss the factors driving the related shock outcomes during each period presented.

Response:

General changes in our hedging related to our variable asset vs. fixed funding mismatches and our Floor Income Contracts are the primary driver as to why the 2015 results do not have the same effect from the shocks as they did as of December 31, 2014. We will revise our future filings (beginning with our third-quarter 2016 Form 10-Q) to better explain the changes to net income from the above referenced interest rate shocks. Below is the disclosure that was in the 2015 Form 10-K which we have blacklined for proposed edits that we would include in our third-quarter 2016 Form 10-Q, as appropriate:

A primary objective in our funding is to minimize our sensitivity to changing interest rates by generally funding our floating rate education loan portfolio with floating rate debt. However, due to the ability of some FFELP loans to earn Floor Income, we can have a fixed versus floating mismatch in funding if the education loan earns at the fixed borrower rate and the funding remains floating. In addition, we can have a mismatch in the index (including the frequency of reset) of floating rate debt versus floating rate assets.

Stephanie L. Sullivan

United States Securities and Exchange Commission

September 9, 2016

During the years ended December 31, 2015 and 2014, certain FFELP Loans were earning Floor Income and we locked in a portion of that Floor Income through the use of Floor Income Contracts. The result of these hedging transactions was to convert a portion of the fixed rate nature of education loans to variable rate, and to fix the relative spread between the education loan asset rate and the variable rate liability.

In the preceding tables, under the scenario where interest rates increase 100 and 300 basis points, the change in pre-tax net income before the unrealized gains (losses) on derivative and hedging activities is primarily due to the impact of (i) our unhedged loans being in a fixed-rate mode due to Floor Income, while being funded with variable debt in low interest rate environments; and (ii) a portion of our variable assets being funded with fixed rate liabilities and equity. Item (i) will generally cause income to decrease when interest rates increase from a low interest rate environment, whereas item (ii) will generally ~~offset this decrease~~ cause income to increase when interest rates increase. In 2014, the loss of income from item (i) above was partially offset by additional income from item (ii). In 2015, the loss of income from item (i) above was similar in amount to 2014 but there was no significant income from item (ii) during that period to partially offset the loss as a result of the Company entering into derivative contracts in 2015 to convert a portion of fixed rate debt to variable rate debt as a part of its overall interest rate risk management strategy.

In the preceding tables, under the scenario where interest rates increase 100 and 300 basis points, the change in unrealized gains (losses) on derivative and hedging activities in 2014 and 2015 are primarily due to (1) the notional amount and remaining term of our derivative portfolio and related hedged debt and (2) the interest rate environment. In particular, our Floor Income Contract’s unrealized gains and losses are significantly impacted by their remaining term and projected future interest rates (and the resulting level of projected floor income that will be paid). In 2015, the unrealized gain on the Floor Income Contracts under the 100 and 300 basis point increases in interest rates was significantly less than in 2014 due to the Floor Income contracts having a shorter remaining term as of December 31, 2015 compared to December 31, 2014 as well as 2015 projected future interest rates being higher than those projected in 2014. These two factors are the primary reason as to why the 2015 and 2014 unrealized gains (losses) on derivative and hedging activities do not have the same effect under the 100 and 300 basis point interest rate increase stresses.

Comment:

Item 8. Financial Statements and Supplementary Data, page 111

Note 4. Allowance for Loan Losses, page F-26

Accrued Interest Receivable, page F-38

3.	Please provide disclosure here or elsewhere in the filing of the amount of the accrued interest receivable balance that is in excess of 90 days past due.

Stephanie L. Sullivan

United States Securities and Exchange Commission

September 9, 2016

Response:

We will include this disclosure in the third-quarter 2016 Form 10-Q per your request. Please note that we had previously included this disclosure in our Form 10-Ks for 2014 and earlier periods. However, for the period ended December 31, 2015, the accrued interest receivable balance that was in excess of 90 days past due equaled $35 million. Therefore, in preparing our 2015 Form 10-K, we concluded the accrued interest receivable balance that was in excess of 90 days past due was immaterial to our overall financial condition. As a result, we removed the disclosure. In addition, given we carried an allowance for uncollectible interest of $35 million we concluded any potential additional loss exposure was immaterial as well.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss our response in this letter, please feel free to contact me at (302) 283-4020 or our Chief Legal Officer, Mark L. Heleen, at (703) 984-5627.

Sincerely,

/s/ Somsak Chivavibul

Somsak Chivavibul

Executive Vice President and Chief Financial Officer

cc:	Yolanda Trotter, U.S. Securities and Exchange Commission
Mark L. Heleen, Navient Corporation

Stephanie L. Sullivan

United States Securities and Exchange Commission

September 9, 2016

APPENDIX A

Form 10-K for Fiscal Year Ended December 31, 2015 (excerpt from pages 98 and 99)

Premium and Discount Amortization

The most judgmental estimate for premium and discount amortization on education loans is the Constant Prepayment Rate (“CPR”), which measures the rate at which loans in the portfolio pay down principal compared to their stated terms. Loan consolidation, default, term extension (through deferment, forbearance or other payment modification programs) and other prepayment factors affecting our CPR estimates are affected by changes in our business strategy, changes in our competitor’s business strategies, legislative changes including repayment plan options and the ability to consolidate, interest rates and changes to the current economic and credit environment. When we determine the CPR we begin with historical prepayment rates due to consolidation activity, defaults, payoffs and term extensions. We make judgments about which historical period to start with and then make further judgments about whether that historical experience is representative of future expectations and whether additional adjustment may be needed to those historical prepayment rates.

In the past (prior to 2008), the consolidation of FFELP Loans and Private Education Loans significantly affected our CPRs and updating those assumptions often resulted in material adjustments to our amortization expense. As a result of the passage of the Health Care and Education Reconciliation Act of 2010 (“HCERA”), there is no longer the ability to consolidate loans under the FFELP although there are other consolidation options with ED or limited refinancing options with other lenders. As a result, we expect CPRs related to our FFELP Loans to remain relatively stable over time, unless there is a legislative change by ED or by Congress to encourage or force consolidation, create additional income-based repayment or debt forgiveness programs or establish other factors affecting borrowers’ repayment of their loans. Some education loan companies offer private education loans which can consolidate both FFELP and Private Education Loans and we anticipate more entrants to offer similar products. We expect that in the future we may begin to consolidate FFELP and Private Education Loans as well. These products and expectations are built into the CPR assumption we use for FFELP and Private Education Loans. However, it is difficult to accurately project the timing and level at which this consolidation activity will begin and our assumption may need to be updated by a material amount in the future based on changes in the economy and marketplace. The level of defaults is a significant component of our FFELP Loan and Private Education Loan CPR. This component of the FFELP Loan and Private Education Loan CPR is estimated in the same manner as discussed in “Critical Accounting Policies and Estimates — Allowance for Loan Losses.” Recently, there has been an increase in the use of income based repayment plans with FFELP Loans and interest rate modifications/extensions with Private Education Loans. Income based repayment plans and term extensions have the effect of slowing down the pay down of the loan portfolios. This continued usage of these programs is built into our CPR assumptions.

Stephanie L. Sullivan

United States Securities and Exchange Commission

September 9, 2016

APPENDIX B

Form 10-K for Fiscal Year Ended December 31, 2015 (excerpt from page 58)

As of December 31, 2015, our FFELP Loan portfolio totaled $96.5 billion, comprising $37.0 billion of FFELP Stafford and Other Education Loans and $59.5 billion of FFELP Consolidation Loans. The weighted-average life of these portfolios as of December 31, 2015 was 4.8 years and 8.7 years, respectively, assuming a Constant Prepayment Rate (“CPR”) of 3 percent for each portfolio.

Form 10-K for Fiscal Year Ended December 31, 2015 (excerpt from page 62)

As of December 31, 2015, our Private Education Loan portfolio totaled $26.4 billion. The weighted-average life of this portfolio as of December 31, 2015 was 7.0 years, assuming a CPR of 5 percent.